UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of FEBRUARY, 2005.

                        Commission File Number: 0-51005


                          AMERA RESOURCES CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   FEBRUARY 10, 2005                  /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         AMERA RESOURCES CORPORATION (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6

2.       DATE OF MATERIAL CHANGE

         February 10, 2005

3.       PRESS RELEASE

         The press release was released on February 20, 2005 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nikolaos Cacos
         Phone: (604) 687-1828

9.       DATE OF REPORT

         February 10, 2005.

                          AMERA RESOURCES CORPORATION

                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
                      Tel: 604-687-1828 Fax: 604-687-1858
                            Toll Free: 800-901-0058
                       Internet: www.amera resources.com
                        E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS

--------------------------------------------------------------------------------

NEWS RELEASE                                                   FEBRUARY 10, 2005

                AMERA DISCOVERS TWO SIGNIFICANT NEW GOLD ZONES ON
                            ESPERANZA PROPERTY, PERU

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to announce the results of a Phase I surface exploration program on the Esperanza gold property in northern Arequipa Department, Peru. This work resulted in the discovery of two significant new gold zones, Zona Ventana and Zona Afuera. In addition, detailed sampling conducted along the previously known 3-kilometre-long epithermal gold trend confirmed and expanded upon these gold targets (see attached map).

The newly discovered Zona Ventana gold anomaly is at least 1,000 meters long and spans a vertical interval of 150 metres; the width of the zone remains open. The zone is strongly anomalous in gold and epithermal pathfinder elements over its entire length. Zona Afuera was discovered two kilometres to the southeast and immediately outside of the property boundary. The Esperanza property has been expanded to include this target and is now 4,000 ha in size.

A total of 138 rock samples and 44 soil samples were collected during the Phase I surface program. Nineteen of the rock samples collected contained more than 500 parts per billion (ppb) gold with a high value of 27.1 g/t gold. Fourteen of the soils contained greater than 50 ppb gold with a high value of 553 ppb gold (1,000 ppb = 1 g/t).

Esperanza is located 45 kilometres southwest of the Liam gold-silver discovery (Newmont/Southwestern Resources) and is underlain in part by the same volcanic unit as Liam. Similarities exist between the styles of mineralization at Esperanza and Liam and gold grades in many of the reported drill holes from Liam are comparable to those from the surface trenching on Esperanza, although silver grades are generally lower at Esperanza. Additionally, Esperanza lies 35 kilometres northwest of the Orcopampa gold-silver mine (Buenaventura); and, 15 kilometres north-northwest of the Poracota gold deposit (Buenaventura/Teck Cominco/Southwestern Resources). Exploration at Esperanza can be conducted year-round and road access is to within 800 meters of the property boundary. A new high-tension power line passes within 15 kilometres of the eastern property boundary.

Zona Ventana

Zona Ventana (The Window Zone) is characterized by argillically-altered and variably silicified tuff exposed in a north-northeasterly trending stream valley in the southeast sector of the Esperanza property. This altered and mineralized unit is overlain by flat-lying unaltered tuff. The zone is at least 1000 meters long and is defined by numerous samples strongly anomalous in gold and epithermal pathfinder elements silver-arsenic-antimony-mercury. Gold anomalies span a vertical interval of 150 metres; the width of the mineralized zone is currently not defined. Various styles of silicification are evident and range from matrix inundations (occasionally finely druzy), irregular and discontinuous stockworks of chalcedonic quartz, hydrobreccia, vuggy vein quartz, and non-vuggy vein quartz with abundant fine-grained disseminated pyrite and moderate limonite alteration. Structural control on the altered and mineralized zones at Ventana is manifested as both north-northwest oriented structures with horizontal slickensides and northeast-trending veins parallel to the Wayra-Huanca trend.

Of 83 chip samples (average sample length 5 meters) collected from Zona Ventana, 62 samples (75% of total) carried anomalous gold (>100 ppb) and most of these carried anomalous pathfinder elements such as silver (to 11.45 ppm), arsenic (to 1980 ppm), mercury (to 19.6 ppm) and antimony (to 1015 ppm). Thirteen of the chip samples (16% of total) assayed greater than 500 ppb gold including those tabulated below.

News Release                                                   February 10, 2005
Amera Resources Corporation                                               Page 2
--------------------------------------------------------------------------------


                   SAMPLE         LENGTH        PPB GOLD
                      #             (m)           (ppb)

                    429              6             555
                   90664          10 X 10          594
                   90659            5.5            615
                   90654            13             637
                   90652           7 X 7           682
                   90650            8.6            940
                   90651            9.3           1140

ZONA AFUERA

Zona Afuera is located two kilometers south-southwest of Zona Ventana. Mineralization at Zona Afuera is hosted by hydrothermal breccias characterized by volcanic fragments in a siliceous matrix. These breccia bodies outcrop as isolated knobs in an alpine plain. Gold assays were anomalous in 3 out of 6 rock samples collected, with values ranging from 358 to 605 ppb across sample lengths of 6 to 8 meters. Pathfinder elements at Zona Afuera range up to 1.09 g/t silver, 139.5 ppm arsenic, 1.04 ppm mercury, and 21.4 ppm antimony.

Collectively Zona Ventana and Zona Afuera exhibit the geological setting, alteration characteristics and geochemical signature of the upper level of an epithermal gold system similar to those being explored at Poracota and Liam. The large area over which alteration and mineralization occurs in the Ventana-Afuera area significantly enhances the potential for discovery of a bulk tonnage epithermal gold deposit. The next phase of work on the property will include further detailed mapping and sampling of Zona Ventana and Zona Afuera and ground geophysics to outline silicified zones and structures for drill-testing.

Detailed sampling along the previously known 3-kilometre-long epithermal gold trend (see Amera News Release 16, August 25, 2004) confirmed and expanded upon gold anomalies at Zona Wayra, Zona Huanca, and Zona Ladera. Veins and associated mineralization occur along a northeast-oriented structural trend that is a regionally prominent structural fabric. Further work along the trend will focus on the Wayra-Huanca zones and will include further soil sampling and detailed mapping.

The Phase I surface program was carried out under the supervision of John A. Brophy, P.Geo. who is a Qualified Person as defined by National Instrument 43-101 and has verified the results presented in this release. Amera employs a rigorous quality assurance, quality control program on its projects to ensure that sampling and analysis of all exploration work is conducted in accordance with the best possible practices. Assays and analyses from the current program were completed at ALS Chemex Labs Ltd. in North Vancouver. Amera is currently earning up to an 80% undivided interest in the Esperanza Property (see Amera News Release 16, August 25, 2004).

Amera is leveraging its extensive contact network and is actively exploring in Argentina and Peru and continues to negotiate for the acquisition of additional properties in the Americas. The Company is committed to growth and added shareholder value through gold and precious metal-rich polymetallic discoveries.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                   2005 NUMBER 3

News Release                                                   February 10, 2005
Amera Resources Corporation                                               Page 3
--------------------------------------------------------------------------------


FIGURE: ESPERANZA PROJECT - REGIONAL SETTING

Location

     - In an under-explored region of a prolific gold district 45 kilometres SW of Liam gold-silver discovery (Newmont/Southwestern Resources)
     - 35 kilometres NW of Orcopampa gold-silver mine (Buenaventura; in production since 1960; currently producing 200,000 ounces of gold per year)
     - 15 kilometres NNW of Poracota gold deposit (Buenaventura/Teck Cominco/Southwestern; 1.05 million ounces gold)

Geological Potential

     -    Six gold zones - bulk tonnage and bonanza-vein gold potential
     -    Historical workings
     - Host rocks and style of mineralization similar to Liam gold-silver discovery
     -    Same style of structural controls as nearby Poracota gold deposit

Logistics

     -    Year round exploration
     -    Road access
     -    Power line 15 km to the east


             MAP OF ESPERANZA PROJECT, DEPARTMENT OF AREQUIPA, PERU Showing current or historical mine or advanced project

                                [GRAPHIC OMITTED]

                  Map may be viewed at: www.ameraresources.com
                                                or
                                        www.sedar.com